April 23, 2010

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

ATTN: Document Control - EDGAR

RE: RiverSource Life Insurance Company ("Registrant") Post-Effective Amendment No. 2
      File. No. 333-149953
      RiverSource Retirement Advisor Advantage Plus Variable Annuity RiverSource Retirement Advisor Select Plus Variable Annuity RiverSource Retirement Advisor 4 Advantage Variable Annuity RiverSource Retirement Advisor 4 Select Variable Annuity RiverSource Retirement Advisor 4 Access Variable Annuity RiverSource Guaranteed Term Annuity
         ("Variable Annuities")

Dear Commissioners:

Registrant is filing Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 ("Amendment No. 2") with respect to the Variable Annuities listed above. This Amendment No. 2 reflects the undertaking of the Registrant to update the Variable Annuity prospectus in compliance with Section 10(a)(3) of the Securities Act of 1933, including updated financial information. In Registrant's view, this Amendment No. 2 does not contain disclosure that would render it ineligible to become effective and is comparable to filing a post-effective amendment on Form N-4 pursuant to Rule 485(b).

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained or incorporated herein by reference also relates to and constitutes a post-effective amendment to Registration Statement Nos. 033-28976 and 333-114888.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Registrant respectfully requests acceleration of the effective date of this Amendment No. 2 to April 30, 2010 or as soon as practicable thereafter. On behalf of RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Amendment No. 2.

If there is anything I can do to expedite review of the enclosed Amendment No. 2, or if you have any questions regarding this filing, please contact me at
(612) 671-2237 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Rodney J. Vessels
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Rodney J. Vessels
Assistant General Counsel and
Assistant Secretary